

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 31, 2007

I. Joseph Massoud
Chief Executive Officer
Compass Diversified Trust
Sixty One Wilton Road
Westport, Connecticut 06880

Re: Compass Diversified Trust
Annual Report on Form 10-K for the fiscal year ended December 31, 2006
Filed March 28, 2007, File No. 1-51937

Dear Mr. Massoud:

We have examined your filing and have the following comment. Please respond within 10 business days from receipt of this letter and confirm that you intend to comply with our comment in your next Form 10-K. If you disagree, we will consider your explanation as to why our comment is inapplicable or future revisions are unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation, page 84

1. If substantially all of Mr. Massoud's time spent working for Compass Group Management is spent working for Compass Group Diversified Holdings, Mr. Massoud must be included in the summary compensation table and the specific

elements of his compensation package must be discussed in your compensation discussion and analysis section. If he does not spend substantially all of his time working for the company, please clarify how much time he spends managing the company.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Paul Fischer, staff attorney, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: James J. Bottiglieri, Chief Financial Officer
    Via Facsimile, 203-221-8253